[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

January 22, 2018

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed January 5, 2018 File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 12, 2018 with respect to the Registration Statement on Form F-1/A (the “F-1”) filed on January 5, 2018 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

We may be classified as “organization of Mainland Area” under the Act Governing Relations between the People of the Taiwan Area and the Mainland Area, page 22

1.	Please revise this risk factor heading to identify the risk to the company. In addition, expand the risk factor disclosure to discuss why you have chosen to operate through a company in Taiwan to conduct business in the PRC given the risks of the application of Taiwan laws regarding PRC investment and the risks of using a VIE structure.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the heading to identify the risk and added following paragraph in the Amended F-1 to explain the reason of operating through a Taiwan company: "We have chosen to operate the business in PRC through a Taiwan company because the technology and resources of intellectualized operational services are much more developed in Taiwan. Most of the designers and engineers are from Taiwan and the Company has purchased some of the equipments and materials from Taiwan to perform its services. We therefore believe that setting up a Taiwan company is very convenient for us to recruit professionals, make procurement and settle payments accordingly."

Financial Statements

18. Disposal of Subsidiaries, page F-72

2.	We note from your response to comment 5 that the RMB 33.6 million of receivables in question “were identified as part of the assets of Ambow Online transferred to the buyer” and “the third party buyer believed that [the third party buyer] could collect those receivables … through its own methods”. It therefore appears as though the third party buyer assumed the risks and rewards of employing its own methods and its own efforts to collect Ambow Online’s accounts receivables after their sale/transfer to that third party. Consequently your recovery of the carrying value of those receivables came to be dependent upon their sale to/assumption by the third party, and not in the ordinary course of your business. We also note that you had previously charged these receivables off in your ordinary course of business. Accordingly, it appears to us that it is not appropriate to reverse such previously charged-off receivables as a result of the subsequent sale of the net assets of Ambow Online to the buyer.

RESPONSE: The Company respectfully advises the Staff that we reversed the bad debt expense of RMB 33.6 million receivables from the operating expenses of Ambow Online for the following consideration and judgement:

•	RMB 33.6 million receivables was previously charged off to General and Administrative expense from 2012 to 2014 because the Company was controlled by JPL and the management was occupied by the investigations and could not concentrate on business operation back then. The Company would have been capable of collecting RMB 33.6 million receivables if provided with sufficient resources and time now. According to our negotiation with the buyer, the net assets of Ambow Online attributable to the Company, which included RMB 33.6 million receivables, have been net off with the payables to Ambow Online as at the disposition date, and the rest of payables to Ambow Online remained recognized by the Company. Therefore we considered RMB 33.6 million receivables have been received effectively. According to ASC 310-10-35-41, recoveries of trade receivables previously charged off shall be recorded when received. And according to ASC 310-10-35-42, different practices upon recovery of credit loss of receivables result in the same effect to earnings in an indirect manner. As a result the receivables were written up and operating expenses were reversed upon recovery of RMB 33.6 million receivables before the sale of Ambow Online.

•	If the previously charge off receivables were not reversed, then a disposal gain amounting to RMB 33.6 million would have been recognized. Because Ambow Online was mainly to hold VIE structure for the Company to conduct business in China, and had no business operations for over three years, the Company does not expect any disposal gain that would be resulted from the disposal of Ambow Online. As mutually agreed with the buyer, Ambow Online’s all assets and liabilities were transferred to the buyer at the consideration of zero. In this regard, the Company did not believe it was appropriate to recognize a disposal gain on sale of Ambow Online.

For reasons given above, the Company assessed the accounting treatment of RMB 33.6 million receivables written up and reversed operating expense consistently under best estimation and judgement.

9. Loan Receivable, page F-68

12. Short-Term Borrowing From Third Party, page F-69

3.	We note from your response to comment 7 that the third party lender of your $6.0 million borrowing and the third party borrower to whom you lent RMB 42.7 million were willing to enter into these lending/borrowing transactions because of their bilateral business relationships. We also note that the RMB 42.7 million you remitted to one third party serves as collateral for the $6.0 million you borrow from the other. Clarify for us the relationships, between your borrower and lender. Describe for us such agreements, understandings and contractual terms between the third parties upon which the collateral is provided and the borrowing and lending entered into.

RESPONSE: The Company respectfully advises the Staff that back in the nine months ended September 30, 2017, we were negotiating the acquisition of Bay State College Inc. with the owner and needed to reserve US Dollars fund for the probable acquisition. Plus we were also lacking of US Dollars for operational needs. But in 2017 the review and approval process from PRC State Administration of Foreign Exchange with respect to obtain foreign currency denominated borrowings became more stringent in China. Then the Company found the lender (“Sino Accord”) which provided us with an interest-free loan of US$ 6.0 million (“US Dollar Loan”). In exchange we provided an interest-free loan in RMB 42.7 million (“RMB Loan”) to the borrower (“Suzhou Zhixinliren”) designated by the lender. Both the loans are with a maturity date on April 5, 2018. It’s the understanding among the parties that the US Dollar Loan is “secured” by the RMB Loan, and when the US Dollar Loan is repaid, the RMB Loan will similarly be collected.

Exhibit 5.1 – Legal Opinion

4.	We note the revisions to counsel’s opinion, including counsel’s definition of “non-assessable” and the addition of the third assumption. As counsel cannot opine that the shares being registered are non-assessable based upon the meaning of that term under U.S. law, please have counsel revise its opinion to reflect this fact. In addition, provide disclosure in the prospectus that explains the potential assessability of the shares being offered.

RESPONSE: The Company respectfully advises the Staff that the counsel has revised its opinion to delete the third qualification regarding its opinion three on "non-assessable" and filed as the revised Exhibit 5.1 in the Amended F-1. The Company believes the retained explanatory wording in the opinion is consistent with both the meaning of that term under U.S. law and opinions provided by such counsel in similar situations. See Exhibit 5.2 to Amendment No. 3 to Form S-1 of Sentinel Energy Services Inc. (File No. 333-220584).

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer